UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of MDJM LTD’s Extraordinary General Meeting

At an extraordinary general meeting of shareholders of MDJM LTD (the “Company”) held on April 28, 2025, at 10:00 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	that each of the 50,000,000 authorized ordinary shares in the Company of US$0.001 par value (including all issued ordinary shares and any unissued ordinary shares) each be consolidated on a 25 to 1 basis, such that the Company’s authorized ordinary shares be consolidated from 50,000,000 ordinary shares of US$0.001 par value each to 2,000,000 ordinary shares of US$0.025 par value each.

A total of 10,582,136 votes, representing 39.61% of the votes exercisable as of April 9, 2025, the record date, were present in person or by proxy at the extraordinary general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Each of the 50,000,000 authorized ordinary shares in the Company of US$0.001 par value (including all issued ordinary shares and any unissued ordinary shares) each be consolidated on a 25 to 1 basis, such that the Company’s authorized ordinary shares be consolidated from 50,000,000 ordinary shares of US$0.001 par value each to 2,000,000 ordinary shares of US$0.025 par value each.	10,481,859	99,567	710

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: April 29, 2025	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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